UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Medalist Diversified REIT, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
58403P 105
(CUSIP Number)

Scott Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of Americas New York, New York 10020 (646) 414-6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105
1	Names of Reporting Persons Virginia Birth-Related Neurological Injury Compensation Program
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Virginia

NUMBER OF	7 Sole Voting Power:	1,151,228
SHARES BENEFICIALLY	8 Shared Voting Power:	0
OWNED BY
EACH REPORTING	9 Sole Dispositive Power:	1,151,228
PERSON WITH	10 Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,151,228
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 7.57%*
14	Type of Reporting Person (See Instructions): OO

* This Schedule 13D is being filed to report a change in ownership percentage of the Reporting Person based on share dilution. The reported beneficial ownership percentage is based on 15,198,303 shares of Common Stock outstanding as of April 13, 2021, based on information reported by the Issuer in its (i) Prospectus on 424(b)(2) filed with the Securities and Exchange Commission (‘SEC”) on April 12, 2021 and (ii) Current Report on Form 8-K filed with the SEC on April 13, 2021.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on December 11, 2018. This Schedule 13D, as amended and restated (the “Schedule 13D”), relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 1051 E. Cary Street, Suite 601, James Center Three, Richmond, Virginia 23219. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended and restated as follows:

(a-c)  The Reporting Person is a program established by the Virginia General Assembly under the Code of Virginia that administers funds to claimants of birth-injury related cases. The principal business office address of the Reporting Person is 7501 Boulders View Dr., Suite 210, Richmond, VA 23225.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated as follows:

All 1,151,228 shares Common Stock beneficially owned by the Reporting Person were previously purchased with working capital for an aggregate purchase price of approximately $9,003,533.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Person is filing this 13D due to a material decrease in percentage ownership of the Common Stock resulting from the Issuer’s underwritten public offering of 8,000,000 shares of Common Stock which closed on April 13, 2021.

The Reporting Person acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b)  All percentages set forth in this Schedule 13D are based 15,198,303 shares of Common Stock of the Issuer outstanding as of April 13, 2021. The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c)  The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Person.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2021

/s/ George Deebo
George Deebo
Executive Director

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).